MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2009

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties related to the availability of and costs of financing needed in the future and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

PRELIMINARY INFORMATION

First Majestic Silver Corp. (“First Majestic” or “the Company”) is in the business of producing, developing, exploring and acquiring mineral properties with a focus on silver in Mexico. The Company’s shares and warrants trade on the Toronto Stock Exchange under the symbols “FR”, “FR.WT.A” and “FR.WT.B”, respectively. The common shares are also quoted on the “Grey Market” (Pink Sheets) in the U.S. under the symbol “FRMSF” and on the Frankfurt, Berlin, Munich and Stuttgart Stock Exchanges under the symbol “FMV”. Silver producing operations of the Company are carried out through three operating mines: the La Parrilla, La Encantada, and San Martin mines.

The following Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2008. Additional information on the Company, including the Company’s Annual Information Form, is also available on SEDAR at www.sedar.com.

This MD&A relates to the consolidated operations of the Company and its wholly owned direct subsidiaries: Corporación First Majestic, S.A. de C.V. (“CFM”) and First Silver Reserve Inc (“First Silver”), as well as the indirect wholly owned subsidiaries of CFM: First Majestic Plata, S.A. de C.V. (“FM Plata”), Mineral El Pilón, S.A. de C.V. (“El Pilón”), Minera La Encantada, S.A. de C.V. (“La Encantada”) and Majestic Services, S.A. de C.V. (“Majestic Services”). First Silver underwent a wind up and distribution of assets and liabilities to the Company in December 2007; however, First Silver has not been dissolved pending the outcome of litigation described herein.

QUALIFIED PERSONS

Unless otherwise indicated, Leonel Lopez, C.P.G., P.G. of Pincock Allen & Holt is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 technical reports regarding the La Parrilla Silver Mine, the La Encantada Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine can be found on the Company’s web site at www.firstmajestic.com or on SEDAR at www.sedar.com.

Suite 1805, 925 West Georgia Street, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639-8873| Toll Free: 1.866.529.2807 | Email: acctg@firstmajestic.com
www.firstmajestic.com

FIRST MAJESTIC SILVER CORP.
MANAGEMENT’S DISCUSSION & ANALYSIS

All financial information in this MD&A is prepared in accordance with Canadian GAAP, and all dollar amounts are expressed in Canadian dollars unless otherwise indicated. All information contained in this MD&A is current as of May 14, 2009, unless otherwise stated.

FINANCIAL PERFORMANCE AND HIGHLIGHTS

  Total production for the quarter ended March 31, 2009 was 1,040,117 ounces of silver equivalents consisting of 929,964 ounces of silver, 491 ounces of gold and 1,828,739 pounds of lead. This compares to the 1,061,720 ounces of silver equivalents produced in the quarter ended March 31, 2008, which consisted of 895,358 ounces of silver, 240 ounces of gold, 1,857,897 pounds of lead and 318,539 pounds of zinc. Total production for the quarter ended December 31, 2008 was 1,056,219 ounces of silver equivalents which included 930,120 ounces of silver, 403 ounces of gold and 2,093,988 pounds of lead.

  Gross revenue for the quarter ended March 31, 2009, prior to smelting, refining, transportation charges and metal deductions, was $17.5 million compared to $16.2 million in the same quarter of 2008; an increase of 8%. In the quarter ended March 31, 2009, the Company shipped 996,595 silver equivalent ounces including 67,620 ounces of coins, ingots and bullion at an average price of $17.52 per ounce (US$14.07) compared to 1,019,490 equivalent ounces in the quarter ended March 31, 2008 at an average price of $15.94 (US$15.87) per ounce. The Company has been successful in realizing an average selling price of US$14.07, higher than the average trading price of silver in the quarter of US$12.61 per ounce. Compared to the quarter ended December 31, 2008, the Company increased shipped ounces by 20% compared to the 827,845 ounces of silver equivalent previously shipped, at an average price of $14.15 per ounce (US$11.67).

  The Company generated net income after taxes of $0.9 million for the first quarter ended March 31, 2009 compared to net income after taxes of $1.1 million for the quarter ended March 31, 2008, and a net loss after taxes of $5.5 million for the fourth quarter ended December 31, 2008. The net income after taxes for this quarter was after recording non-cash stock-based compensation expense of $0.9 million, a foreign exchange loss of $1.0 million and an income tax recovery of $0.1 million.

  Sales revenue (after smelting, refining, transportation charges and metals deductions) for the quarter ended March 31, 2009 was $14.4 million; an increase of 11% compared to $13.0 million for the quarter ended March 31, 2008. Smelting, refining, transportation charges and metal deductions decreased by 3.3% of gross revenue to $3.1 million in the quarter ended March 31, 2009 compared to $3.3 million in the quarter ended March 31, 2008, and $2.6 million in the quarter ended December 31, 2008. This was attributed to the revised smelting and refining agreements renegotiated effective December 1, 2008; as well as the new smelting and refining relationships entered into in February 2009. Average smelting and transportation charges for doré in the quarter ended March 31, 2009 were US$0.51 per equivalent ounce whereas for concentrates were US$3.23 per equivalent ounce. The smelting rates for concentrate were higher than expected as final settlements of concentrates occur 60 days after shipment, therefore the settlement lag resulted in older shipments of November and December settling in Q1-2009 under previous smelting agreements.

  Direct cash costs per ounce of silver for the quarter ended March 31, 2009 decreased to US$4.94 per ounce of silver, compared to US$6.51 per ounce of silver for the quarter ended March 31, 2008, due to higher silver ounces produced in 2009 and reduction of mining expenses and indirect costs. Direct cash costs for the quarter ended December 31, 2008 were US$6.37 per ounce.

  Mine operating earnings for the quarter ended March 31, 2009 were $4.5 million, a decrease of $0.2 million or 4% compared to mine operating earnings of $4.7 million for the quarter ended March 31, 2008, and a mine operating loss $1.1 million for the quarter ended December 31, 2008.

  The Company had operating income of $1.8 million for the first quarter ended March 31, 2009 compared to operating income of $1.5 million for the quarter ended March 31, 2008, an increase of $0.3 million or 23%. Operating loss for the fourth quarter ended December 31, 2008 was $3.8 million.

  At the La Encantada Silver Mine, construction is progressing according to plan on the US$21.6 million, 3,500 tonnes per day (“tpd”) cyanidation plant. The plant is scheduled to commence operations in July 2009. Once completed, the new plant is anticipated to produce over four million ounces of silver annually in the form of doré bars. Total capitalized construction in progress consisted of $12.9 million with a further $1.4 million being un-capitalized advances to contractors.

  During the quarter ended March 31, 2009, the Company invested $1.8 million on its mineral properties and a further $1.6 million on additions to plant and equipment on a cash basis. This compares to $4.6 million invested on its mineral properties, and a further $3.0 million on additions to plant and equipment in the quarter ended March 31, 2008, and $0.7 million invested on its mineral properties, and a further $0.4 million on additions to plant and equipment in the quarter ended December 31, 2008.

  On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for gross proceeds to the Company of $21,218,940.

The subsidiaries, mines, mills and properties in Mexico are as follows:

Subsidiaries	Mine and Mill	Exploration Properties
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine Del Toro Silver Mine	La Parrilla properties Del Toro properties
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	San Martin property Cuitaboca Silver Project Jalisco Group of Properties
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	La Encantada property
Majestic Services, S.A. de C.V. (a labour services company)	(all of the above)	(all of the above)
Corporación First Majestic, S.A. de C.V. (holding company for the above)	(holding company for the above)	(holding company for the above)

Certain financial results in this MD&A, regarding operations, cash costs, and average realized revenues, are presented in the Mine Operations Results table below to conform with industry peer company presentation standards, which are generally presented in U.S. dollars. U.S. dollar results are translated using the U.S. dollar rates on the dates on which the transactions occurred.

MINING OPERATING RESULTS

CONSOLIDATED FIRST MAJESTIC RESULTS

Ore processed/tonnes milled	216,047	158,398
Average silver grade (g/tonne)	222	248
Recovery (%)	60%	71%
Silver ounces produced	929,964	895,358
Gold ounces produced	491	240
Equivalent ounces from gold	33,483	12,684
Pounds of lead produced	1,828,739	1,857,897
Equivalent ounces from lead	76,668	137,894
Pounds of zinc produced	-	318,539
Equivalent ounces from zinc	-	15,784
Total production - ounces silver equiv.	1,040,117	1,061,720
Ounces of silver equivalents sold	996,595	1,019,490
Total US cash cost per ounce (1) (2)	4.94	6.51
Underground development (m)	4,610	6,006
Diamond drilling (m)	5,048	10,256
Total US production cost per tonne (2)	32.72	45.83

LA ENCANTADA RESULTS

Ore processed/tonnes milled	76,556	52,881
Average silver grade (g/tonne)	305	322
Recovery (%)	51%	64%
Silver ounces produced	384,976	352,982
Gold ounces produced	-	-
Equivalent ounces from gold	-	-
Pounds of lead produced	902,372	503,788
Equivalent ounces from lead	37,719	37,050
Pounds of zinc produced	-	19,136
Equivalent ounces from zinc	-	-
Total production - ounces of silver equiv.	422,695	390,032
Ounces of silver equivalents sold	418,217	365,924
Total US cash cost per ounce (1) (2)	3.92	4.04
Underground development (m)	2,097	1,395
Diamond drilling (m)	2,397	779
Total US production cost per tonne (2)	38.17	43.63

(1)

The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below.

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

LA PARRILLA RESULTS

Ore processed/tonnes milled	65,905	55,299
Average silver grade (g/tonne)	191	276
Recovery (%)	66%	75%
Silver ounces produced	268,329	367,870
Gold ounces produced	150	138
Equivalent ounces from gold	10,844	7,224
Pounds of lead produced	926,367	1,245,334
Equivalent ounces from lead	38,949	92,714
Pounds of zinc produced	-	32,763
Equivalent ounces from zinc	-	-
Total production - ounces of silver equiv.	318,124	467,808
Ounces of silver equivalents sold	301,181	426,519
Total US cash cost per ounce (1) (2)	5.22	4.66
Underground development (m)(includes 389 metres at Del Toro)	1,806	2,048
Diamond drilling (m) (includes 926 metres at Del Toro)	2,038	8,547
Total US production cost per tonne (2)	35.79	39.24

SAN MARTIN RESULTS	Quarter ended March 31,

Ore processed/tonnes milled	73,586	50,218
Average silver grade (g/tonne)	163	138
Recovery (%)	72%	79%
Silver ounces produced	276,659	174,506
Gold ounces produced	341	102
Equivalent ounces from gold	22,639	5,460
Pounds of lead produced	-	108,775
Equivalent ounces from lead	-	8,130
Pounds of zinc produced	-	266,640
Equivalent ounces from zinc	-	15,784
Total production - ounces of silver equiv.	299,298	203,880
Ounces of silver equivalents sold	277,197	227,047
Total US cash cost per ounce (1) (2)	6.08	15.40
Underground development (m)	707	2,564
Diamond drilling (m)	613	931
Total US production cost per tonne (2)	24.30	55.40

(1)

The Company reports non-GAAP measures which include Direct Costs Per Tonne, Direct Cash Cost per ounce of payable silver (prior to smelting charge), and smelting charges per ounce of silver in order to manage and evaluate operating performance at each of the Company’s mines. These measures are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning, and are not GAAP measures. See Reconciliation to GAAP below.

(2)	Cash Costs do not include smelting; production costs per tonne include smelter charges.

Reconciliation of Cash Costs to GAAP		Three Months Ended March 31, 2009
		San Martin	La Parrilla	La Encantada	2009
DIRECT MINING EXPENSES(MMI)	US$	1,962,701	2,100,608	1,889,850	5,953,160
OTHER SELLING COSTS (TRANSPORT, ETC.)	US$	26,271	57,667	26,338	110,276
THIRD PARTY SMELTING	US$	106,017	957,099	1,412,566	2,475,682
BYPRODUCT CREDITS	US$	(306,647)	(756,744)	(406,791)	(1,470,182)
TOTAL CASH COSTS	US$	1,788,342	2,358,631	2,921,963	7,068,936

CASH COST PER OUNCE PRODUCED	US$/OZ	6.46	8.79	7.59	7.60
SMELTING/REFINING/TRANSPORTATION COST PER OUNCE	US$/OZ	(0.38)	(3.57)	(3.67)	(2.66)
DIRECT MINING EXPENSES CASH COST	US$/OZ	6.08	5.22	3.92	4.94

TONNES PRODUCED	TONNES	73,586	65,905	76,556	216,047
OUNCES OF SILVER PRODUCED	OZ	276,659	268,328	384,976	929,963
OUNCES OF SILVER EQ PRODUCED	OZ EQ	22,639	49,796	37,719	110,154
TOTAL OZ OF SILVER EQ PRODUCED	OZ EQ	299,298	318,124	422,695	1,040,117

MINING	$/Tonne	8.99	12.05	11.59	10.84
MILLING	$/Tonne	12.25	15.51	8.19	11.81
INDIRECT	$/Tonne	5.43	4.31	4.91	4.91
SELLING AND TRANSPORT COSTS	$/Tonne	0.36	0.88	0.34	0.51
SMELTING AND REFINING COSTS	$/Tonne	1.44	14.52	18.45	11.46
BY PRODUCT CREDITS	$/Tonne	(4.17)	(11.48)	(5.31)	(6.80)
DIRECT COST PER TONNE	$/Tonne	24.30	35.79	38.17	32.72

RECONCILIATION:
Cash Cost	US$	1,788,342	2,358,631	2,921,963	7,068,936
Inventory changes	US$	314,120	(42,618)	83,688	355,190
Byproduct credits	US$	306,647	756,744	406,791	1,470,182
Smelting and refining	US$	(106,017)	(957,099)	(1,412,566)	(2,475,682)
Other	US$	(21,472)	89,276	29,302	97,106
Cost of sales - Calculated	US$	2,281,620	2,204,934	2,029,178	6,515,732
Average CDN/US Exchange Rate		0.83477	0.81625	0.81680	0.82282
Booked Cost of Sales	CDN$	2,733,227	2,701,303	2,484,297	7,918,827
Vancouver Cost of Sales (See Note 1)	CDN$	-	-	-	379,986
Total Cost of Sales as Reported	CDN$	-	-	-	8,298,813

Note 1 - Net of intercompany elimination of $703,990.

INVENTORY RECONCILIATION (See Note 1):		San Martin	La Parrilla	La Encantada	Vancouver	2009
Opening stockpile inventory	OZ EQ	147,932	193,165	88,555		429,652
Reduction of stockpile	OZ EQ	(31,532)	(99,815)	(34,485)	-	(165,832)
Ending stockpile inventory	OZ EQ	116,400	93,350	54,070	-	263,820

Opening in process inventory	OZ EQ	13,992	8,524	-	-	22,516
Inventory adjustments	OZ EQ	(351)	1,239	-	-	888
Ending in process inventory	OZ EQ	13,641	9,763	-	-	23,404

Opening finished goods inventory	OZ EQ	33,276	20,368	48,111	-	101,755
Production - silver equivalent ounces	OZ EQ	299,298	318,124	422,695	-	1,040,117
Shipments - silver equivalent ounces	OZ EQ	(277,197)	(301,181)	(418,217)	-	(996,595)
Inventory adjustments	OZ EQ	(27)	256	(6,646)	-	(6,417)
Ending finished goods inventory	OZ EQ	55,350	37,567	45,943	-	138,860
Total inventory before transfers	OZ EQ	185,391	140,680	100,013		426,084
Transfers to coins, ingots and bullion inventory	OZ EQ	(46,769)	-	-	46,769	-
Open market purchases of silver	OZ EQ	-	-	-	50,000	50,000
Opening inventory of coins, ingots and bullion	OZ EQ	-	-	-	42,453	42,453
Sales of coins, ingots and bullion	OZ EQ	-	-	-	(67,620)	(67,620)
Closing inventory of coins, ingots and bullion	OZ EQ	-	-	-	71,602	71,602
Total inventory, all stages and products	OZ EQ	185,391	140,680	100,013	71,602	497,686
Value of ending inventory - (Note 1)	CDN$	1,019,569	967,763	522,594	1,246,643	3,756,569
Value of ending inventory - Cdn$ per oz	CDN$	5.50	6.88	5.23	17.41	7.55
Month end exchange rate - March 31, 2009		1.2613	1.2613	1.2613	1.2613	1.2613
Value of ending inventory - US$ per oz	US$	4.36	5.45	4.14	13.80	5.98

Note 1 - The inventory reconciliation above consists of silver coins, bullion, doré, concentrates, ore in process and stockpile but excludes materials and supplies.

REVIEW OF MINING OPERATING RESULTS

The silver production for the quarter consisted of 929,964 ounces of silver representing an increase of 4% compared with the first quarter of 2008 and a minor decrease of 156 ounces from the 930,120 ounces of silver when compared with the fourth quarter of 2008. 1,828,739 pounds of lead were produced in the quarter representing a 2% decrease over the first quarter of 2008 and a decrease of 13% or 265,249 pounds when compared with the fourth quarter of 2008. 491 ounces of gold were produced in the quarter representing an increase of 105% when compared with the first quarter of 2008 and an increase of 22% compared with the fourth quarter of 2008.

The ore processed during the quarter at the Company's three operating silver mines: La Parrilla Silver Mine, the San Martin Silver Mine and La Encantada Silver Mine; amounted to 216,047 tonnes showing an increase of 36% over the same quarter of 2008 and a modest increase of 401 tonnes over the fourth quarter of 2008.

The overall average silver head grade in the quarter for the three mines increased to 222 g/t silver compared to 248 g/t Ag in the first quarter of 2008 and 207 g/t Ag achieved in the fourth quarter of 2008.

Total combined recoveries of silver at the Company’s three different mills were 60% compared to 65% in the prior quarter and 71% in the first quarter of 2008. At the La Encantada operation low recoveries were caused by high manganese in the ore and increased throughput through the mill. At the San Martin operation, some high carbonaceous ore affected metallurgy, however this was compensated by increased head grades. Steps are being taken at La Encantada to improve recoveries; however, until the new 3,500 tpd cyanidation plant is completed in June of this year, metallurgical recoveries are only expected to increase modestly.

A total of 4,610 meters of underground development was completed in the quarter compared to 6,006 metres of development completed in the first quarter of 2008 and 5,845 metres completed in the fourth quarter of 2008. This program is important as it provides access to new areas within the different mines and prepares the mines for continued growth of silver production going forward. The Company has recently reduced its drilling program to two rigs operating at San Martin only; however, in the first quarter 31 holes were completed marking an end to those drill programs commenced last year. A total of 5,048 meters of diamond drilling was completed during the quarter compared to 10,256 metres drilled in Q1 2008 and 4,194 metres drilled in Q4 2008.

The Company continues to analyze its expenditures in order to optimize operations and improve profitability.

MINE UPDATES

La Encantada Silver Mine

The La Encantada Silver Mine is a producing underground mine located in Northern Mexico in Coahuila State approximately a 1.5 hour flight from Torreon and comprises 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest city, Melchor Muzquiz, is 225 kilometres away via 45 kilometres of gravel road and 180 kilometres in paved road. The La Encantada mine consists of a 1,000 tpd flotation plant, and other related facilities, including a mining village with 180 houses, administrative offices, and private airstrip. The Company owns 100% of the La Encantada Silver Mine.

The La Encantada mine is the Company’s largest producer of silver, with the highest grade ore and lowest cost to produce. This operation is undergoing a US$21.6 million expansion expected to be completed in mid-2009 to add a 3,500 tpd cyanidation plant thereby becoming a producer of doré bars. The mill is presently operating on average at approximately 950 tpd and produces a silver rich lead concentrate. To date, the Company has spent approximately US$13 million on the new plant and the Company estimates commissioning to commence in mid-2009.

Tonnes milled in the first quarter of 2009 decreased by 4%, from 79,480 tonnes milled in the fourth quarter of 2008 to 76,556 tonnes milled in the first quarter of 2009, however this was a 45% increase over the 52,881 tonnes milled in the first quarter of 2008. The average head grade increased by 9% or 24 grams of silver, from 281 g/t in the fourth quarter of 2008 to 305 g/t in the first quarter of 2009, due to higher tonnage of high grade ore coming from the mine. A total of 422,695 equivalent ounces of silver were produced during the first quarter of 2009, which represents a decrease of 13% from the 484,053 equivalent ounces of silver produced in the fourth quarter of 2008 and an increase of 32,663 when compared with the first quarter of 2008. Silver production consisted of 384,976 ounces of silver, a decrease of 10% versus the 427,753 ounces in the previous quarter, and an increase of 31,994 over the first quarter of 2008, and 902,372 pounds of lead, a decrease of 25% from the 1,195,557 pounds of lead produced in the previous quarter and an increase of 398,584 pounds of lead produced in the first quarter of 2008. At the La Encantada operation low recoveries were caused by high manganese in the ore and increased throughput through the mill. Steps are being taken at La Encantada to improve recoveries; however, until the new 3500 tpd cyanidation plant is completed in mid-2009, metallurgical recoveries are only expected to increase modestly.

Underground mine development consisted of 2,097 metres of development completed in the first quarter of 2009 aimed at several targets including the San Javier/Milagros Breccias, Azul y Oro and the new Buenos Aires areas and a new developed area between the 660 and the Ojuelas ore bodies. This compares to 3,075 metres of development completed in the previous quarter, showing a decrease of 32% and an increase of 702 meters over the first quarter of 2008. The purpose of the ongoing underground development program is to prepare for increased production levels in 2009, to confirm additional Reserves and Resources, and for exploration and exploitation purposes going forward. Underground diamond drilling continued with a total of 2,397 metres compared with 2,107 metres drilled in the previous quarter and 779 meters drilled in the first quarter of 2008.

La Parrilla Silver Mine

The La Parrilla Silver Mine is a group of producing underground mines consisting of the La Rosa/Rosarios/La Blanca mines which are connected through underground workings, the San Marcos mine and the Quebradillas mine, located approximately 65 kilometres southeast of the city of Durango, Mexico. La Parrilla includes an 850 tpd mill consisting of parallel 425 tpd cyanidation and flotation circuits, buildings, offices and infrastructure and mining concessions covering an area of 53,000 hectares of which the Company owns 100 hectares of surface rights. The Company owns 100% of the La Parrilla Silver Mine, which began commercial silver production in October 2004.

This is the first mine developed by the Company and its operations have been scaled up continually from a 180 tpd operation in early 2005, to the current average throughput of 840 tpd. This mill produces doré bars and both silver-rich lead and zinc concentrates.

An expansion program at the mill was launched in July 2008 to expand this operation to 1,000 tpd by April 2009. However, due to market conditions that affected the entire mining sector in the fourth quarter of 2008, the expansion program was suspended resulting in the current mill capacity of 850 tpd.

Tonnes milled at La Parrilla decreased slightly, from 66,395 tonnes in the fourth quarter of 2008 to 65,905 tonnes in the first quarter of 2009, a decrease of 1% and an increase of 10,606 tonnes at the first quarter of 2008. The average head grade of silver at the mill decreased from 206 g/t in the fourth quarter of 2008 to 191 g/t in the first quarter of 2009, a decrease of 7% and a decrease of 85 g/t over the production of the first quarter of 2008. Recoveries of silver decreased from 70% in the fourth quarter to 66% in the first quarter of 2009 and a decrease of 11% over the first quarter of 2008.

Total silver production from the mill decreased by 12%, from 359,851 ounces of silver equivalent in the fourth quarter of 2008 to 318,124 ounces of silver equivalent in the first quarter of 2009 and a decrease of 149,684 ounces equivalent when compared with the first quarter of 2008. The composition of the silver equivalent production in the first quarter of 2009 included 268,329 ounces of silver, 150 ounces of gold and 926,367 pounds of lead. This compares to 305,685 ounces of silver, 297 ounces of gold and 897,031 pounds of lead in the fourth quarter of 2008 and to 367,870 ounces of silver, 138 ounces of gold and 1,245,334 pounds of lead in the fourth quarter of 2008. The decrease was caused by lower head grade and lower metallurgical recoveries.

The total metres of diamond drilling increased from 668 metres in the fourth quarter of 2008 to 1,112 metres in the first quarter of 2009, an increase of 66% and a reduction compared to the 8,547 meters of drilling completed in the first quarter of 2008. In addition to the ongoing diamond drill program, a total of 1,417 metres of underground development was completed in the first quarter of 2009 compared to the 1,557 metres in the fourth quarter of 2008, a decrease of 9% and a decrease on the 2,048 meters of development completed in the first quarter of 2008.

In February 2009, the Mexican Environmental Authority PROFEPA (Procuradoria Federal Proteccion al Ambiente) awarded a Clean Industry Certificate to the La Parrilla Silver Mine. This Certificate was achieved after twenty nine months of voluntary environmental audit work, which demonstrates the Company's sustained focus in complying with international and Mexican mining standards.

San Martin Silver Mine

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in Northern Jalisco State, Mexico. The mine comprises approximately 7,840 hectares of mineral rights, approximately 1,300 hectares of surface land rights surrounding the mine and another 104 hectares of surface land rights where the 1,000 tpd cyanidation mill and 500 tpd flotation circuit, mine buildings and offices are located. The Company owns 100% of the San Martin Silver Mine. The mill has historically produced 100% doré bars and continues to do so to this day. In early 2008, a 500 tpd flotation circuit was completed to take advantage of the large sulphide Resource at this mine, however, due to low base metal prices and high costs of smelting concentrates this circuit is presently not being operated.

In order to reduce operating costs, the Company temporarily reduced the production of ore from the main Zuloaga vein in 2008, eliminating all the external contractors and focusing on a combination of ore from the mine, old backfill and stockpile inventory to feed the cyanidation process.

An expansion program of the mill was launched in July 2008. The program included adding additional leaching tanks, thickeners and the addition of a third ball mill. The plan was to expand this mill from the historic 800 tpd to 1,200 tpd by April 2009. However, due to market conditions and the need to preserve cash, the expansion program was suspended in November 2008 resulting in the mill running at the current monthly average 890 tpd in the last quarter, after factoring in maintenance and statutory holidays. The completed upgrades included the construction of a new thickener, new clarifiers and new filter presses to complete the expansion of the cyanidation process. Other upgrades completed included the pouring of cement floors around the leaching and thickeners areas and the repair and reinforcement of the older leaching tanks. These improvements are part of the process of achieving a “Clean Industry Certification” from PROFEPA.

Tonnes milled at the San Martin mine increased from 69,771 tonnes in the fourth quarter of 2008 to 73,586 tonnes in the first quarter of 2009, an increase of 5% and an increase over the 50,218 tonnes produced in the first quarter of 2008. The average head grade increased significantly, from 124 g/t in the fourth quarter of 2008 to 163 g/t during the first quarter of 2009, representing a 31% increase and an increase also over the 138 g/t obtained in the first quarter of 2008. The higher grades were obtained as a result of new blocks being brought into production at the mine in the oxides areas.

Combined recoveries of silver in the quarter were 72%, compared to 71% in the previous quarter and below the 79% obtained in the first quarter of 2008, resulting in total production of 299,298 equivalent ounces of silver, which is 41% higher than the 212,315 equivalent ounces of silver in the fourth quarter of 2008 and 46% higher than the 203,880 produced in the first quarter of 2008. The equivalent ounces of silver in the first quarter of 2009 consisted of 276,659 ounces of silver and 341 ounces of gold. This compares to 196,681 ounces of silver, 106 ounces of gold and 1,399 pounds of lead in the fourth quarter of 2008 and the 174,506 ounces of silver, 102 ounces of gold, 108,775 pounds of lead and 266,640 pounds of zinc produced on the first quarter of 2008.

During the first quarter of 2009, a total of 613 metres of diamond drilling was completed. This is compared to 1,419 metres drilled in the fourth quarter of 2008, amounting to a 57% decrease, due to the reduction in exploration corporate wide, and the 931 meters drilled on the first quarter of 2008.

During the first quarter of 2009, a total of 707 metres of underground development was completed. This represents a 42% decrease when compared with 1,214 metres of underground development in the fourth quarter of 2008.

Del Toro Silver Mine, Zacatecas, Mexico

The Del Toro Silver Mine is located 60 km to the southeast from the Company’s La Parrilla Silver Mine and consists of 320 contiguous hectares of mining claims plus an additional 100 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines; the Perseverancia and San Juan mines which are approximately 1 kilometre apart.

The Del Toro Silver Mine is an advanced stage development project that has undergone an aggressive drilling program since 2005 to explore the various areas of interest within the Del Toro property holdings. The Company has been extracting development ore from the mine and shipping it to its La Parrilla mill for mixing into La Parrilla’s production and for batch metallurgical testing. In the current quarter, 15,089 tonnes of development ore were extracted and fed into the La Parrilla mill for production and testing.

The Perseverancia area is presently being upgraded and rehabilitated to increase production from the high grade chimney areas. During the first quarter of 2009, the upgrade of the shaft continued and construction and installation of a new 200 tpd head frame and new hoist was completed which will allow for an increase in production from this area in the following months.

Presently permitting is underway for the construction of a new mill at Del Toro. Assuming all permitting is completed by mid 2009, and funds are available for this project, a new 500 tpd mill is anticipated to be operating in the first half of 2010. The Company has been making instalment payments toward the purchase of a semi autogenous grinding mill (SAG Mill) and currently has a long term prepaid balance of $1.1 million (US$836,000) toward an estimated total cost of $1.4 million (US$1.1 million) for the shipped and landed SAG Mill. It is anticipated that the Company will take receipt of the SAG Mill at the Del Toro mine after permitting is completed in two to three months.

EXPLORATION PROPERTY UPDATES

Cuitaboca Silver Project, Sinaloa, Mexico

The Company has an option to purchase a 100% interest in the Cuitaboca Silver Project, consisting of 5,134 hectares located in the State of Sinaloa, Mexico, which contains at least six well known veins with sulphide mineralization carrying high grade silver. The veins within the property are known as the La Lupita, Los Sapos, Chapotal, Colateral-Jesus Maria, Mojardina and Santa Eduwiges. In October 2008, in an effort to reduce costs, the Company halted its activities at the Cuitaboca project. Further exploration and development consisting of 2,000 metres of direct drifting along the vein and a diamond drill program at both the Colateral and Mojardina veins is being deferred until silver commodity prices recover and/or funds can be allocated to this project. Road construction for access to the La Lupita, Los Sapos, Chapotal, and Santa Eduwiges veins was also deferred.

Jalisco Group of Properties, Jalisco, Mexico

The Company acquired a group of mining claims totalling 5,131 hectares located in various mining districts located in Jalisco State, Mexico. During 2008, surface geology and mapping began with the purpose of defining future drill targets; however, exploration has been discontinued pending an improvement in market conditions.

RESULTS OF OPERATIONS

Three Months ended March 31, 2009 compared to Three Months ended March 31, 2008.

	March 31, 2009	March 31, 2008
	$	$

Gross Revenue	17,464,137	16,245,923	(1)
Net Revenue	14,386,872	12,964,182	(2)
Cost of sales	8,298,813	6,517,056
Amortization and depreciation	858,837	787,179
Depletion	570,295	886,362
Accretion of reclamation obligation	116,039	45,475
Mine operating earnings	4,542,888	4,728,110	(3)
General and administrative	1,818,005	2,131,880
Stock-based compensation	896,739	1,108,216
	2,714,744	3,240,096
Operating income	1,828,144	1,488,014	(4)
Interest and other expenses	(360,206)	(338,827)	(5)
Investment and other income	289,843	137,393
Foreign exchange loss	(952,866)	(9,812)	(6)
Income before taxes	804,915	1,276,768
Income tax - current	83,703	438,404
Income tax (recovery) - future	(218,486)	(226,959)
Income tax (recovery) expense	(134,783)	211,445	(7)
NET INCOME FOR THE PERIOD	939,698	1,065,323	(8)

1.

Gross revenue (prior to smelting, refining and transportation costs and metal deductions) for the three month period ended March 31, 2009 was $17,464,137 compared to $16,245,923 for the three month period ended March 31, 2008 for an increase of $1,218,214 or 8%. Although silver prices were lower and there was a slight decrease in the number of ounces sold in the first quarter of 2009, the stronger U.S dollar compared to the Canadian dollar accounted for the favourable increase in gross revenue as silver shipments are valued in U.S dollars. The average gross revenue per ounce sold on a consolidated basis was Cdn$17.52 (US$14.07) per ounce for the three-month period ended March 31, 2009 compared to Cdn$15.94 (US$15.87) per ounce for the three-month period ended March 31, 2008. The product mix has seen an increase in the proportion of sales of coins, ingots and bullion, which have a higher final sales price and a higher cost of sales relative to normal sales of doré and concentrates.

2.

Net revenue for the three months ended March 31, 2009 increased by $1,422,690 or 11%, from $12,964,182 in the first quarter of 2008 to $14,386,872 in the first quarter of 2009. Smelting, refining and transportation charges were reduced by 6% compared to the three-month period ended March 31, 2009 compared to March 31, 2008, and reflects the start of reductions to smelting and refining charges related to two new smelting and refining agreements entered into in February 2009 for doré and concentrate smelting. Smelting and refining reductions are delayed due to the 60 day delay in settling prior concentrate shipments. Net revenue in the quarter included $1,194,452 from the sales of coins, ingots and bullion, which are products with a lower gross margin percentage but a positive contribution to sales after deducting metal costs and costs to fabricate the products for sale directly to consumers and individual retail investors over the Company’s website.

3.

Mine operating earnings decreased to $4,542,888 for the three months ended March 31, 2009 from $4,728,110 for the three months ended March 31, 2008, a difference of $185,222 or 4%,. This is primarily due to an increase of 27% in the cost of sales as presented in Canadian dollars compared to the prior year. In the prior year the Canadian dollar was nearly at par with the US dollar, however this year the average exchange rate of US to Canadian dollars was nearly 1.25:1. Also contributing to the increase of Cost of Sales in Q1 2009 was a significant reduction of stockpile inventories amounting to $743,267, which is categorized as an inventory effect and is excluded from the Cash Costs, but is included in Cost of Sales in Q1-2009. These significant variations account for the increase in Canadian dollar Cost of Sales at a time when US denominated Cash Costs have decreased relative to the same quarter in the prior year. The Company is continuing to review its contracts and procurement activities to negotiate more favourable terms for materials purchases and to renegotiate payment terms where possible from U.S. dollars to the Mexican pesos.

4.

There was an increase in depreciation and amortization of $71,658 for the three month period ended March 31, 2009 compared to the three month period ended March 31, 2008 which were normal charges on plant and equipment related to capital expansions at all three operating mines. Depletion expense decreased by $316,067 or 36% in the three months ended March 31, 2009 compared to the three months ended March 31, 2008 and is primarily related to the San Martin mine as less tonnage was extracted from reserves. Accretion of reclamation obligations has increased by $70,564, from $45,475 in the first quarter of 2008 to $116,039 in the first quarter of 2009, due to the updated cost estimates for reclamation activities as determined in late 2008.

5.

Operating income increased by $340,130 or 23%, from $1,488,014 for the three-month period ended March 31, 2008 to $1,828,144 for the three-month period ended March 31, 2009. The increase is attributable to reductions in general and administrative expenses ($313,875 or 15%) and stock-based compensation ($211,477 or 19%) but these were partially offset by the reduced mine operating earnings as described above.

6.

Interest and other expenses increased by $21,379 or 6% in the three month period ended March 31, 2009 compared to the prior year and are primarily attributed to additional interest on capital leases. Investment and other income increased by $152,450 or 111%. Interest rates on short-term investments continued to decline in the first quarter of 2009 but this was offset by a gain of $254,046 that was realized on derivative financial instruments.

7.

There is an increase in foreign exchange loss, from $9,812 in the three month period ended March 31, 2008 to $952,866 for the three month period ended March 31, 2009, due to the effect of a strengthening U.S. dollar on outstanding U.S .dollar denominated liabilities.

8.

During the three month period ended March 31, 2009, the Company recorded an income tax recovery of $134,783 compared to a tax expense of $211,445 in the period ended March 31, 2008, and is attributed to the reduction of taxable income in the 2009 period compared to 2008.

9.	Net income for the three month period ended March 31, 2009 was $939,698 or $0.01 per common share compared to net income of $1,065,323 or $0.02 per common share in 2008, for a decrease of $125,625.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the last eight quarters.

	Quarter	Net sales revenues $	Net income (loss) after taxes $	Basic and diluted net income (loss) per common share $	Stock based compensation (1) $	Property write downs $	Note
Year ended December 31, 2009	Q1	14,386,872	939,698	0.01	896,739	-	2
Year ended December 31, 2008	Q4	9,106,605	(5,538,906)	(0.08)	865,415	-	3
	Q3	10,817,211	(374,245)	(0.01)	1,035,864	-
	Q2	11,436,889	(296,956)	0.00	670,616	-	4
	Q1	12,964,182	1,065,323	0.02	1,108,216	-
Year ended December 31, 2007	Q4	11,631,477	(1,292,631)	(0.03)	1,446,821	-
	Q3	10,288,478	(2,070,082)	(0.04)	723,992	1,703,591	5
	Q2	10,846,344	(729,658)	(0.01)	775,532	-

Notes:

(1)

Stock-based Compensation - the net losses are affected significantly by varying stock based compensation amounts in each quarter. Stock based compensation results from the issuance of stock options in any given period, as well as factors such as vesting and the volatility of the Company’s stock, and is a calculated amount based on the Black-Scholes Option Pricing Model of estimating the fair value of stock option issuances.

(2)

In the quarter ended March 31, 2009, a stronger U.S. dollar compared to the Canadian dollar accounted for the increase of revenue. Although silver prices were lower in the first quarter of 2009, the average gross revenue per ounce sold was Cdn$17.52 (US$14.07) per ounce on a consolidated basis for the three- month period ended March 31, 2009. The Company also experienced higher cost of sales and a foreign exchange loss of $1.0 million due to the effect of a strengthening U.S. dollar on U.S. dollar denominated expenses and liabilities. Also contributing to an increase in net sales is the increasing revenues from the sale of coins, ingots and bullion, with sales of $1,194,452 in the quarter.

(3)

In the quarter ended December 31, 2008, net sales revenue was negatively affected by declining silver prices and losses on final metal settlements, for which provisional payments had already been received. While the average gross revenue per ounce was US$14.66 for the year ended December 31, 2008, the average gross revenue per ounce for the fourth quarter of 2008 was US$11.67 per ounce. In addition, the strengthening U.S. dollar relative to the Mexican peso and Canadian dollar gave rise to a foreign exchange loss of $3.7 million in the fourth quarter of 2008.

(4)

In the quarter ended June 30, 2008, the Company had a revision to its smelting charges imposed, resulting in an incremental charge and reduction of net sales of $1.9 million (US$1,852,830) in the quarter. Effective December 1, 2008, smelting and refining charges were reduced. In addition, in February 2009, the Company entered into two new smelting agreements which further reduced smelting charges for doré and concentrate.

(5)

Write downs of mineral properties – net losses are impacted by managements’ decision not to pursue certain mineral properties. In the quarter ended September 30, 2007, management elected not to proceed with the acquisitions of the Candameña Mining District and accordingly, included a $1,703,591 one time write down of the carrying value of the Candameña mineral property to its estimated proceeds from disposal.

Revenues Per Canadian GAAP (expressed in CDN$)

As required by Canadian GAAP, revenues are presented as the net sum of invoiced revenues for delivered shipments of silver doré bars, and silver concentrates, including metal by-products of gold, lead and zinc, after having deducted refining and smelting charges, as well as shipments of coins, ingots and bullion products. The following analysis provides the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per Canadian GAAP. Gross revenues are deducted by shipped ounces of equivalent silver to calculate the average realized price per ounce of silver sold.

Revenue Analysis	Quarter Ended March 31,
	2009 $	2008 $
MEXICO
Gross revenues - silver dore bars and concentrates	16,269,685	16,245,923
Less: refining, smelting and transportation charges	(2,540,742)	(2,801,235)
Less: metal deductions	(536,523)	(480,506)
Net revenue from silver dore and concentrates	13,192,420	12,964,182
Equivalent ounces of silver sold	996,595	1,019,490
Average gross revenue per ounce sold ($CDN)	16.33	15.94
Average exchange rate in the period ($US/$CDN)	1.2453	1.0041
Average gross revenue per ounce sold ($US)	13.11	15.87
CANADA
Gross revenues - silver coins, ingots and bullion	1,194,452	-
Equivalent ounces of silver sold, from Mexican production	67,620	-
Average gross revenue per ounce sold ($CDN)	17.66	-
Average exchange rate in the period ($US/$CDN)	1.2453	-
Average gross revenue per ounce sold ($US)	14.18	-
CONSOLIDATED
Gross revenues - silver coins, ingots and bullion	17,464,137	16,245,923
Less: refining, smelting and transportation charges	(2,540,742)	(2,801,235)
Less: metal deductions	(536,523)	(480,506)
Net revenue from silver dore and concentrates	14,386,872	12,964,182
Equivalent ounces of silver sold (after interco. eliminations)	996,595	1,019,490
Average gross revenue per ounce sold ($CDN)	17.52	15.94
Average exchange rate in the period ($US/$CDN)	1.2453	1.0041
Average gross revenue per ounce sold ($US)	14.07	15.87
Average market price of per ounce of silver per LBMA.ORG ($US)	12.61	17.68

LIQUIDITY

At March 31, 2009, the Company had working capital of $14.2 million and cash and cash equivalents of $33.1 million compared to a working capital deficiency of $1.0 million and cash and cash equivalents of $17.4 million at December 31, 2008. Current liabilities at March 31, 2009 include the long-term vendor liability and associated interest relating to the acquisition of First Silver in the amount of $14.5 million. On July 22, 2008, the Company secured its outstanding vendor liability by entering into a Letter of Credit facility for $13.9 million, secured by cash and liquid short term investments. The Letter of Credit is revolving with annual expiry on July 22. The cash and short term investments earn market rates of interest from which the 0.5% per annum cost of the Letter of Credit is deducted and the net interest remitted to the Company. In January 2009, a further $0.5 million was paid into the Supreme Court of British Columbia for additional interest payments and will be added to the Letter of Credit posted to the Supreme Court of British Columbia. The Restricted Cash is segregated from operating cash as the funds are not accessible by the Company pending the litigation described in Note 9 of the Consolidated Financial Statements. Also included in current liabilities at March 31, 2009 is the current portion of capital lease obligations of $3.0 million.

On March 5, 2009, the Company completed a public offering with a syndicate of underwriters who purchased 8,487,576 units at an issue price of $2.50 per unit for net proceeds to the Company of $19,705,739. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $3.50 until March 5, 2011. The Company plans to use $15.5 million of the net proceeds of the offering for mill construction and mine improvements at the La Encantada Silver Mine and the remainder for general working capital. The underwriters had an option, exercisable up until 30 days following closing of the offering, to purchase up to an additional 1,273,136 common shares at a price of $2.40 per share and up to an additional 636,568 warrants at a price of $0.20 per warrant. The underwriters did not exercise their option to purchase the option shares or warrants. During the quarter ended March 31, 2009, the Company also received $7,938 pursuant to the exercise of 6,250 stock options.

On March 25, 2008, the Company completed a public offering with a syndicate of underwriters issuing 8,500,000 Units at an issue price of $5.35 per unit for net proceeds to the Company of $40,144,471. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one additional common share at a price of $7.00 expiring March 25, 2010. In addition, the Company received $1,130,588 pursuant to the exercise of 376,250 stock options and $31,875 pursuant to the exercise of 7,500 warrants during the three months ended March 31, 2008.

During the three months ended March 31, 2009, the Company made investments on its mineral properties of $1.8 million (March 31, 2008 - $4.6 million), and on plant and equipment further expenditures of $1.6 million (March 31, 2008 - $3.0 million). In 2008, the Company took actions to reduce its rate of spending on exploration and development expenditures. Although the Company has expended approximately US$13 million to date on its capital expansion at La Encantada, this is expected to be a US$21.6 million capital expansion that would increase capacity to 3,500 tonnes per day.

Funds surplus to the Company’s short-term operating needs are invested in highly liquid short-term investments with maturities of three months or less. The funds are not exposed to any liquidity risk and there are no restrictions on the ability of the Company to meet its obligations. The Company has no exposure and has not invested any of its treasuries in any asset backed commercial paper securities.

2009 OUTLOOK

Management is choosing at this time to revise its production and cost outlook for 2009 in the interests of maintaining a more conservative expectation for the year. Please be cautioned, these are forward-looking estimates and subject to the cautionary note regarding the risks associated with forward looking statements at the beginning of this MD&A.

Tonnes Milled	587,100	265,300	250,800	1,103,200
Silver head grades (grams/tonne)	212	250	150	205
Silver recoveries	60%	75%	80%	68%
Silver ounces	2,470,300	1,545,700	967,700	4,983,700
Gold ounces	15	465	1,187	1,667
Lead tonnes	944	1,322	-	2,266
Silver equivalent ounces (1)	2,563,300	1,703,600	1,032,200	5,300,000

(1) Pricing assumptions for equivalents – Au = US$800/oz., Pb = US$0.55/oz. , Zn = US$0.50/oz.

Silver production is expected to increase in mid 2009 when the La Encantada plant expansion is completed and plant capacity has been increased from 1,000 tpd to 3,500 tpd. The Company expects to gradually bring the new cyanidation plant into production beginning with production of 1,000 tpd in the first month, 2,000 tpd in the second month, 3,000 tpd in the third month, and achieving full capacity of 3,500 tpd in the fourth month of production.

Although mill capacities are stated in maximum daily tonnage, management has established expected available days of operation in the year to include two days of maintenance per month and eleven days of statutory holidays for a total of 330 available productive days.

Capital expenditures at the La Encantada mine are expected to amount to US$21.6 million upon completion in mid-2009.

Smelting and refining charges are expected to decrease in 2009 due to new refining and smelting agreements entered into in February 2009 for doré and concentrate production. With the shift in production at the La Encantada mine, the mix of doré to concentrate production will increase from 49% to 92% by the fourth quarter of 2009.

Sales of coins, ingots and bullion will increase in the year from 5% of production in Q1/09, to approximately 10% by the end of Q2/09 and will remain at that level for the balance of 2009. These sales result in approximately a 10% increase in selling price over normal quoted selling prices in any quarter. Additional information on the Company’s silver coins, ingots and bullion, including how to place an order, may be found on the Company’s website at www.firstmajestic.com.

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2009, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

RELATED PARTY TRANSACTIONS

During the period ended March 31, 2009, the Company:

a)	incurred $76,493 (2008 - $45,185) for management services provided by the President & CEO and/or a corporation controlled by the President & CEO of the Company pursuant to a consulting agreement.

b)

incurred $73,633 (2008 - $60,256) to a director and Chief Operating Officer for management and other services related to the mining operations of the Company in Mexico pursuant to a consulting agreement.

c)

incurred $1,269,751 (2008 - $1,935,900) for service fees with a mining services company sharing our premises in Durango Mexico. This related party provided management services and paid mining contractors who provided services at the Company’s mines in Mexico for the period January 1 to February 28, 2009. Of the fees incurred, $769,644 was unpaid as at March 31, 2009 (2008 - $511,536). This relationship was terminated in February 2009.

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

PROPOSED TRANSACTIONS

The board of directors of the Company is not aware of any proposed transactions involving any proposed assets, businesses, business acquisitions or dispositions which may have an effect on the financial condition, results of operations and cash flows.

CONTRACTUAL OBLIGATIONS

The Company’s liabilities have contractual maturities which are summarized below;

	Payments Due By Period
	Total	Less than	1- 3	4 - 5	After 5
		1 year	years	years	years
Capital Lease Obligations	$5,541,467	$3,010,446	$2,531,021	$-	$-
Purchase Obligations (1)	7,050,202	7,050,202	-	-	-
Vendor Liability on Mineral Property (2)	1,063,559	1,063,559	-	-	-
Purchase obliga tion for SAG mill	405,000	405,000
Total Contractual Obligations (3)	$14,060,228	$11,529,207	$2,531,021	$-	$-

(1)	Contract commitments for construction materials and equipment for the La Encantada Mill Expansion Project

(2)	Vendor liability on mineral property on the Quebradillas Mine at La Parrilla.

(3)	Amounts above do not i nclude payments related to the Company's future asset retirement obliga tions (see Note 16), nor do they include accounts payable and accrued liabilities of $15.5 million.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

All of the Company’s significant accounting policies and the estimates are included in Note 2 in the annual consolidated financial statements for period ended December 31, 2008. While all of the significant accounting policies are important to the Company’s consolidated financial statements, the following accounting policies and the estimates have been identified as being critical:

  Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests;
  Depletion and Depreciation of Property, Plant and Equipment;
  Asset Retirement Obligations and Reclamation Costs;
  Income Taxes; and
  Stock Based Compensation.

Carrying Values of Property, Plant and Equipment and Other Mineral Property Interests

The Company reviews and evaluates its mineral properties for impairment at least annually or when events and changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs. Undiscounted future cash flows for exploration stage mineral properties are estimated by reference to the timing of exploration and/or development work, work programs proposed, the exploration results achieved to date and the likely proceeds receivable if the Company sold specific properties to third parties. If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

The Company completed an impairment review of its properties at December 31, 2008. The estimates used by management are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur which may affect the expected recoverability of the Company’s investments in mining projects and other mineral property interests.

Depletion and Depreciation of Property, Plant and Equipment

Property, plant and equipment comprise one of the largest components of the Company’s assets and, as such, the amortization of these assets has a significant effect on the Company’s financial statements. On the commencement of commercial production, depletion of each mining property is provided on the unit-of-production basis using estimated reserves and resources expected to be converted to reserves as the depletion basis. The mining plant and equipment and other capital assets are depreciated, following the commencement of commercial production, over their expected economic lives using either the unit-of-production method. Capital projects in progress are not depreciated until the capital asset has been put into operation.

The reserves are determined based on a professional evaluation using accepted international standards for the assessment of mineral reserves. The assessment involves the study of geological, geophysical and economic data and the reliance on a number of assumptions. The estimates of the reserves may change, based on additional knowledge gained subsequent to the initial assessment. This may include additional data available from continuing exploration, results from the reconciliation of actual mining production data against the original reserve estimates, or the impact of economic factors such as changes in the price of commodities or the cost of components of production. A change in the original estimate of reserves would result in a change in the rate of depletion and depreciation of the related mining assets or could result in impairment resulting in a write-down of the assets.

Asset Retirement Obligations and Reclamation Costs

The Company has obligations for site restoration and decommissioning related to its mining properties. The Company, using mine closure plans or other similar studies that outline the requirements planned to be carried out, estimates the future obligations from mine closure activities. Since the obligations are dependent on the laws and regulations of the county in which the mines operate, the requirements could change resulting from amendments in those laws and regulations relating to environmental protection and other legislation affecting resource companies.

The Company recognizes liabilities for statutory, contractual or legal obligations associated with the retirement of mining property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Upon initial recognition of the liability, the corresponding asset retirement cost is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using either the unit-of production method or the straight-line method, as appropriate. Following the initial recognition of the asset retirement obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the amount or timing of the underlying cash flows needed to settle the obligation.

As the estimate of obligations is based on future expectations, in the determination of closure provisions, management makes a number of assumptions and judgments. The liability is accreted over time to the amount ultimately payable through periodic charges to earnings. The undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is discounted using a credit adjusted risk free rate of 8.5% . The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods related to the disruption to date could differ materially from the discounted future value estimated by the Company at March 31, 2009.

Income Taxes

Future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantially enacted, as applicable, income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

The determination of the ability of the Company to utilize tax loss carry-forwards to offset future income tax payable requires management to exercise judgment and make assumptions about the future performance of the Company.

Management executed a corporate restructuring for tax purposes that became effective January 1, 2008, enabling on a limited basis to consolidate its tax losses of certain subsidiaries against the taxable incomes of other subsidiaries. Co-incident with the tax consolidation, Mexico introduced an alternative minimum tax known as the IETU, effective January 1, 2008, to attempt to limit certain companies from avoiding paying taxes on their cash earnings in Mexico. Management has reviewed its IETU obligations and its consolidated tax position at March 31, 2009, and management is required to assess whether the Company is “more likely than not” to benefit from these tax losses prior to recording a benefit from the tax losses.

Changes in economic conditions, metal prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Stock-Based Compensation

The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of subjective assumptions including the expected price volatility. Changes in the input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted during the year.

FUTURE ACCOUNTING CHANGES

The Company has assessed new and revised accounting pronouncements that have been issued but that are not yet effective and determined that the following may have a significant impact on the Company.

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on its consolidated financial statements.

The CICA issued the new Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602 “Non-controlling Interests” to harmonize with International Financial Reporting Standards (“IFRS”). Section 1582 specifies a number of changes including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. These new standards become effective beginning on or after January 1, 2011, but early adoption is permitted.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. The Company’s officers and management are also responsible for establishing and maintaining disclosure controls and procedures for the Company. These disclosure controls and procedures are designed to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

Management reviewed internal controls in detail in 2008 and noted weaknesses in internal controls related to education and adoption of new automated internal controls in Mexico proposed when its new accounting information systems were adopted in the first quarter of 2008. The risk of material error is mitigated by extensive management review of financial reports and various account reconciliations and analyses in both Mexico and Canada. Management is continuing to rely significantly on substantive testing and detailed analyses in parallel with establishing detailed controls over the new systems in order to mitigate specific weaknesses while ensuring the fair presentation of its financial statements.

Based upon the recent assessment of the effectiveness of the internal control over financial reporting and disclosure controls and procedures, including consideration of detailed analyses by supervisory personnel to mitigate any exposure or weaknesses, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that there are weaknesses in Mexico but these are compensated by head office supervisory controls and as a result management has concluded that there are no material unmitigated weaknesses, and the design and implementation of internal control over financial reporting and disclosure controls and procedures were effective as at March 31, 2009.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for public companies to commence using IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for all the periods ended after January 1, 2010.

We have begun planning our transition to IFRS but the impact on our consolidated financial position and results of operations has not yet been determined. The Company is presently undergoing a diagnostic assessment of its current accounting policies systems and processes in order to identify differences between current Canadian GAAP and IFRS treatment. While the effects of IFRS have not yet been fully determined, the Company has identified several key areas where it is likely to be impacted by accounting policy changes, including the accounting for Property, Plant and Equipment, Asset Retirement Obligations and Business Combinations. Further detailed analysis of these areas is underway, and no decisions have yet been made with regard to accounting policy choices.

A more detailed review of the impact of IFRS on the Company’s consolidated financial statements, and other areas of the Company is in progress and is expected to be completed by the end of 2009. The Company will continue to monitor changes in IFRS during the implementation process and intends to update the critical accounting policies and procedures to incorporate the changes required by converting to IFRS and the impact of these changes on its financial reporting. There will be changes in accounting policies related to the adoption of IFRS and these changes may materially impact the Company’s financial statements in the future.

OTHER MD&A REQUIREMENTS

(a)	Additional information relating to the Company may be found on or in:
SEDAR at www.sedar.com,
the Company’s Annual Information Form,
the Company’s audited consolidated financial statements for the year ended December 31, 2008.